UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*




              TOTAL-TEL USA COMMUNICATIONS, INC.
--------------------------------------------------------------
                     (Name of Issuer)

                 COMMON STOCK - $.05 PAR VALUE
--------------------------------------------------------------
                (Title of Class of Securities)

                        89151T    10-6
--------------------------------------------------------------
                        (CUSIP Number)

                   KEVIN A. ALWARD  201-812-1100
  c/o TOTALTEL, INC.  150 CLOVE ROAD,  LITTLE FALLS, NJ 07424
--------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                     OCTOBER 10, 1996
    ------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box.[BOX OMITTED]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                    SCHEDULE 13D

CUSIP NO.   89151T 10 6                                     Page     2     of    5    Pages
            -----------                                            -----       -----

--------------------------------------------------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                                                       KEVIN A. ALWARD
      S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON                             SS# ###-##-####
 |1|
--------------------------------------------------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER GROUP                                                        (a) [BOX OMITTED]
 |2|                                            N/A                                                      (b) [BOX OMITTED]
--------------------------------------------------------------------------------------------------------------------------
      SEC USE ONLY
 |3|
--------------------------------------------------------------------------------------------------------------------------
      SOURCE OF FUNDS
                                                PF;SC
 |4|
--------------------------------------------------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                                                  [BOX OMITTED]

 |5|
--------------------------------------------------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 |6|                                            USA
--------------------------------------------------------------------------------------------------------------------------
                                    SOLE VOTING POWER                          322,450 *

                                  * INCLUDES UNEXERCISED OPTIONS TO PURCHASE 221,000 SHARES
                                    OF WHICH AN OPTION TO PURCHASE 40,000 SHARES IS NOT
                              |7|   CURRENTLY EXERCISABLE
    NUMBER OF                ---------------------------------------------------------------------------------------------
       SHARES                 |8|   SHARED VOTING POWER
 BENEFICIALLY                                                 N/A
     OWNED BY                ---------------------------------------------------------------------------------------------
         EACH                       SOLE DISPOSITIVE POWER                     322,450 *
    REPORTING
       PERSON                 |9|  *INCLUDES UNEXERCISED OPTIONS TO PURCHASE 221,000 SHARES
         WITH                       OF WHICH AN OPTION TO PURCHASE 40,000 SHARES IS NOT
                                    CURRENTLY EXERCISABLE
                             --------------------------------------------------------------------------------------------
                             |10|   SHARED DISPOSITIVE POWER  N/A
                             --------------------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             322,450 *

|11|                              * INCLUDES UNEXERCISED OPTIONS TO PURCHASE 221,000 SHARES
                                    OF WHICH AN OPTION TO PURCHASE 40,000 SHARES IS NOT
                                    CURRENTLY EXERCISABLE
--------------------------------------------------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [BOX OMITTED]
|12|
--------------------------------------------------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|13|                                                          9.67%
--------------------------------------------------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
|14|                                                          IN
--------------------------------------------------------------------------------------------------------------------------




Item  1.       Security and Issuer

                        TOTAL-TEL USA COMMUNICATIONS, INC.
                        Common Stock  $.05 PAR Value


               Chairman and CEO


                        Warren H. Feldman
                        150 Clove Road, 8th Floor
                        Little Falls, NJ 07424

Item  2.       Identity and Background

                        (a)   Kevin A. Alward

                        (b)   150 Clove Road, 8th Floor
                              Little Falls, NJ 07424

                        (c)   President and COO of Total-Tel USA
                              Communications, Inc.  150 Clove Road,
                              Little Falls, NJ 07424

                        (d)   N. A.

                        (e)   N. A.

                        (f)   US



Item  3.       Source and Amount of Other Consideration

                                       Date          # Of Shares        Total Cost
                                       ----          -----------        ----------
           Purchases                    8-31-93          5,500          $  11,875
                                       11-05-93         17,600            104,000
                                        6-23-94          1,650             13,125
                                       12-30-94          7,200             63,900
                                        8-08-96            500              8,250

           Options Exercised            2-03-97          7,500              7,671
                                        2-03-97          6,500             12,941
                                        3-26-97         35,000             35,798
                                        3-26-97         20,000             39,818
                                                       -------           --------
           Subtotal                                    101,450           $297,378

           Unexercised Options         Date of           # of           Price Per        Currently   Currently Un-
                                         Grant          Shares              Share      Exercisable     exercisable
                                       -------          ------          ---------      -----------    ------------
           1986 Plan                   4-02-92           6,500          $  1.9909         6,500
                                      11-03-92          12,500          $  1.0228        12,500
                                      11-03-92          22,000          $  1.9909        22,000
                                       5-14-93          77,000          $  2.2727        77,000
                                       2-17-94          33,000          $  7.2727        33,000
                                       1-12-95          30,000          $  8.7500        30,000
                                                       -------                          -------
                                                       181,000                          181,000
                                                       -------                          -------
            1996 Plan                  4-15-97          40,000            $ 14.50                           40,000
                                                       -------                                              ------
            Total                                      221,000                          181,000             40,000
                                                       -------                          -------             ------
All of the above purchases were from personal funds, except for the borrowing of $100,000 from the subject company for the November 5, 1993 purchase of 8,000 shares.




Item 4.   Purpose of Transaction

          The securities were purchased for reporting person's investment account and to provide a proprietary interest in the subject company in which he serves as an executive officer and director.

               (a) - (h)  -  Not applicable

Item 5.  Interest in Securities of the Issuer

               (a) 322,450 * Common Stock, $ .05 Par Value, or 9.67% of outstanding Common Stock

               (b) 322,450 * Common Stock, $ .05 Par Value, sole voting power and sole power to dispose of shares.

               (c) An option to purchase 40,000 shares of the subject company was granted to the reporting person under the 1996 Stock Option Plan.

         (d) - (e)    Not applicable

                     * The foregoing amount includes unexercised
                       options to acquire an aggregate of 221,000 shares of Common Stock of which an option to acquire 40,000 shares in not currently exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                None other than the unexercised options set forth in
                Item 3 above.

Item  7.  Material to be filed as Exhibits

                None.

Signature

After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       July 11, 1997                           /S/ KEVIN ALWARD
   --------------------                       ------------------
           Date                                   Signature


                                      Kevin A. Alward, President & CEO
                                      --------------------------------
                                                 Name/Title